# Kalos Capital, Inc.

## Statement of Changes in Stockholders' Equity
### For the Year Ended December 31, 2015

| | Common Stock | | Paid-In | Retained |
| --- | --- | --- | --- | --- |
| | Shares | Amount | Capital | Earnings |
| Balance, December 31, 2014 | 100 | $ 100 | $ 50,900 | $ 1,082,946 |
| Net income | - | - | - | 2,674,350 |
| Distributions | - | - | - | (1,789,670) |
| **Balance, December 31, 2015** | **100** | **$ 100** | **$ 50,900** | **$ 1,967,626** |

The accompanying notes are an integral part of these financial statements. 6